United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	1
Signature Page	2

i

Press Release

Vale signs a US$ 3 billion revolving credit facility

Rio de Janeiro, May 15th, 2015 — Vale S.A. (Vale) announces that it has successfully completed a US$ 3 billion syndicated revolving credit facility, which will be available for five years.

The revolving credit line was arranged by a banking syndicate comprised of 24 global banks, led by BNP Paribas, Citibank, Crédit Agricole and Sumitomo. The syndicate also includes the following banks: The Bank of Nova Scotia, Intesa San Paolo, Canadian Imperial Bank of Commerce, Royal Bank of Canada, Mizuho, HSBC, Bank of Montreal, TD Securities, Barclays, Industrial and Commercial Bank of China, Société Générale, Standard Chartered, Santander, JP Morgan, Bank of Tokyo-Mitsubishi UFJ, Morgan Stanley, Bank of America, Goldman Sachs, ANZ Banking Group and DZ Bank. The commitments received from the banks substantially exceeded the amount originally requested by the company.

This revolving credit facility will replace the US$ 3 billion line that was signed in 2011.Therefore the total available amount in revolving credit facilities remains at US$ 5 billion, as we already have an existing agreement for US$ 2 billion. These facilities are liquidity sources for Vale and some of its wholly-owned subsidiaries and could be drawn at any time throughout the life of the facilities (US$ 2 billion until 2018 and US$ 3 billion until 2020). The revolving credit lines work as a buffer and allow more efficient cash management, consistent with Vale’s strategic focus on cost of capital reduction.

For further information, please contact:

+55-21-3814-4540

Rogerio Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: May 15, 2015		Rogerio T. Nogueira
Director of Investor Relations